

March 21, 2011

Via E-Mail
Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara, Suite 205
Las Vegas, NV 89146

> **Re: Crown Equity Holdings Inc.**
> **Amendment No. 3 to Form 10-K**
> **for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2011**
> **Amendment No. 3 to Form 10-Q**
> **for Fiscal Quarter Ended March 31, 2010**
> **Amendment No. 3 to Form 10-Q**
> **for Fiscal Quarter Ended June 30, 2010**
> **Amendment No. 3 to Form 10-Q**
> **for Fiscal Quarter Ended September 30, 2010**
> **Filed March 10, 2011**
> **File No. 000-29935**

Dear Mr. Bosket:

We have reviewed your response letter dated March 9, 2011 and the amended filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Forms 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements

1. We note your responses to our prior comments six in our letters dated January 11, 2011 and February 23, 2011 reconciling your securities for the period from January 1, 2009 through September 30, 2010. Please explain the following discrepancies between your

responses and your disclosure. This comment also applies to your amended Form 10-Qs
for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

- You show in your response an unrealized gain on restricted securities of $22,000 for
the year ended December 31, 2009 whereas your statements of operations and cash
flows show an unrealized gain of $26,387.

- Please tell us why you have not included the sale of stock in your reconciliation of
restricted securities for the period January 1, 2009 through December 31, 2009.
Based on proceeds from the sale of stock of $25,000 and the realized gain of $9,515
reflected in your Statement of Cash Flows, it appears the stock had a basis of
approximately $15,485.

- Your reconciliation of restricted stock for the period January 1, 2010 to September
30, 2010 reflects restricted stock becoming free trading in the amount of $77,000.
We expected to see a reclassification adjustment including the $77,000 in your
marketable securities reconciliation. Please tell us where the restricted stock
becoming free trading in the amount of $77,000 is classified at September 30, 2010.

- It appears you experienced an unrealized loss on restricted securities of $218,750
during the nine months ended September 30, 2010 and we note the unrealized loss of
$235,544 on marketable securities shown in your response for the same reporting
period. Please explain how you derived the unrealized loss on securities of $307,544
reflected in your statements of cash flows for the nine months ended September 30,
2010.

- Your response states you received restricted securities for revenue in the amount of
$117,250 whereas the Statements of Cash Flows for the nine months ended
September 30, 2010 reflects $28,250. Please explain the difference.

Item 13. Exhibits and Reports on Form 8-K

2. We note your response to comment 4 in our letter dated February 23, 2011. However, the
changes we requested are not reflected in the filing. Please tell us where exhibits 3.1(i)
and 3.1(ii) (the articles of incorporation and bylaws) are filed and incorporate these
exhibits by reference by providing the exhibit number and the other filing for these
exhibits in future filings.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Claudia J. McDowell, Esq.